

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2019

John Evans
Chief Executive Officer
Beam Therapeutics Inc.
26 Landsdowne Street
Cambridge, MA 02139

Re: Beam Therapeutics Inc.
Draft Registration Statement on Form S-1
Submitted July 29, 2019
CIK No. 0001745999

Dear Mr. Evans:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Draft Registration Statement on Form S-1</u>

<u>Prospectus Summary, page 1</u>

1. Please provide support for the statements below. In this regard, please explain how you have "demonstrated" certain abilities when none of your product candidates are in clinical stages of development:
   - "we have demonstrated the ability to create the naturally-occurring 'Makassr' variant of hemoglobin," on pages 4 and 131;
   - "[w]e have demonstrated the ability of base editors to perform simultaneous multiplex editing with very high efficiencies and without any detectable chromosomal rearrangements," on pages 4 and 123;
   - "[o]our AATD base editing program has demonstrated the ability to directly correct

the E342K point mutation, potentially addressing both the lung and liver components of the disease," on page 4;

- "[o]ur base editors have demonstrated the ability to repair the two most prevalent mutations that cause the disease," on page 4; and
- "[o]ur base editing approach, delivered through AAV viral vectors, has demonstrated the ability to repair the G1961E point mutation," on page 5.

Our Portfolio, page 2

2.   Please add columns in your portfolio table here and on pages 113 and 124 to show all phases of the FDA approval process.

Implications of being an emerging growth company, page 7

3.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 86

4.   We note your disclosure that you intend to use net proceeds for continued research and development of your portfolio of base editing programs, for IND-enabling studies and the potential initiation of clinical studies, and for continued advancement of your platform technologies and discovery-stage research for other potential programs. Please specify how far in the development of each of the listed clinical trials or programs you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical accounting policies and significant judgments
Share-based compensation, page 105

5.   Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned initial public offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Business, page 112

6.   We note your description of the Collaboration and License Agreement with Verve on page F-38. If this agreement is material, please file it as an exhibit to the registration statement

and describe its material terms in the business section. In addition, disclose the milestone and royalties payments under the agreement referenced on page F-39.

Approach 1: Recreate naturally-occurring protective HPFH mutations to evaluate HbF, page 129

7.   Please provide support for your statement that your "base editor program uses a precise, direct editing strategy that is validated by human genetics." We note that you have not conducted any clinical trials, yet state that your strategy has been validated by human genetics.

License Agreement with The President and Fellows of Harvard College, page 147

8.   We note your reference to "low double digits" describing royalties or other types of payments on pages 149 and 153. Please revise your disclosure to narrow the royalty range in each of the referenced cases to no more than ten percentage points (for example, between twenty and thirty percent).

License Agreement with Editas Medicine, Inc. , page 149

9.   Please disclose the aggregate milestone payments under the Editas agreement. We note your reference to milestone payments on page 150.

8. Blink Therapeutics, page F-27

10.   Please provide us an analysis supporting your accounting treatment for the share exchange with Blink Therapeutics, which resulted in a $49.5 million loss, as well as expenses associated with the other exchange transactions described on page F-28. In particular, explain your consideration of guidance governing common control transactions. Refer us to the technical literature upon which you relied.

Notes to Consolidated Financial Statements
9. Redeemable convertible preferred stock, page F-28

11.   Please provide us an analysis supporting your accounting treatment for the reclassification of the tranche liability, associated with "committed" investors, to the carrying value of the Series A-2 Preferred shares, as well as the $5.7 million loss recognized upon the issuance of Series A-2 Preferred shares to "additional" investors. Refer us to the technical literature upon which you relied.

Part II
Exhibit index, page II-5

12.   Please file the employment agreements with your named executive officers described on page 186 or tell us why you believe they are not required to be filed.

John Evans
Beam Therapeutics Inc.
August 23, 2019
Page 4

       You may contact Franklin Wyman at (202) 551-3660 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich King at (202) 551-8071 with any other questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Healthcare & Insurance

cc: Marc A. Rubenstein, Esq.